                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission file number 1-7585




                      The Newhall Land and Farming Company
                              Employee Savings Plan




                      The Newhall Land and Farming Company
                       (A California Limited Partnership)
                            23823 Valencia Boulevard
                               Valencia, CA 91355

                              REQUIRED INFORMATION

Statements of Net Assets Available for Plan Benefits With Fund Information as of December 31, 1998 and 1997, Statements of Changes in Net Assets Available for Plan Benefits With Fund Information for each of the years in the two-year period ended December 31, 1998, Notes to Financial Statements, Schedule of Assets Held for Investment Purposes as of December 31, 1998, Schedule of Reportable Transactions for the year ended December 31, 1998, together with the Report and Consent of Independent Auditors, are attached and filed herewith.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Newhall Management Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                               The Newhall Land and Farming Company
                               Employee Savings Plan

                               Newhall Management Corporation, Trustee

June 25, 1999                  By:    /S/ Donald L. Kimball
                                   -------------------------------------------
                                       Donald L. Kimball
                                       Vice President - Finance and Controller

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN



                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                                                   PAGE

Independent Auditors' Report                                                                         1

Statement of Net Assets Available for Plan Benefits with Fund Information -
     December 31, 1998                                                                               2

Statement of Net Assets Available for Plan Benefits with Fund Information -
     December 31, 1997                                                                               3

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information - Year
     ended December 31, 1998                                                                         4

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information - Year
     ended December 31, 1997                                                                         5

Notes to Financial Statements                                                                        6


SCHEDULE

1     Line 27a - Schedule of Assets Held for Investment Purposes - December 31, 1998                 9


2     Line 27d - Schedule of Reportable Transactions - Year ended December 31, 1998                 10



Other schedules are omitted as they are not applicable or not required by Department of Labor Regulations.

                          INDEPENDENT AUDITORS' REPORT



The Compensation Committee of the
   Board of Directors of Newhall Management Corporation:


We have audited the accompanying statements of net assets available for Plan benefits with fund information of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for Plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1998 and 1997 and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.








April 30, 1999                                       /S/ KPMG LLP

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

    Statement of Net Assets Available for Plan Benefits with Fund Information

                                December 31, 1998



                                                PARTNERSHIP      BALANCED
                                 FIXED INCOME    DEPOSITARY     INVESTMENT    EQUITY INDEX   PARTICIPANT
              ASSETS                FUND          UNIT FUND        FUND           FUND           LOANS         TOTAL
                                 ------------   ------------   ------------   ------------   ------------   ------------

Cash                            $        --             --             --           4,852           --            4,852

Investments                        3,001,272        635,977      1,574,742      8,637,533           --       13,849,524

Loans to participants                    --             --             --             --         764,531        764,531
                                 ------------   ------------   ------------   ------------   ------------   ------------

              Net assets
                available for
                Plan Benefits   $  3,001,272        635,977      1,574,742      8,642,385        764,531     14,618,907
                                 ============   ============   ============   ============   ============   ============



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

    Statement of Net Assets Available for Plan Benefits with Fund Information

                                December 31, 1997



                                                PARTNERSHIP      BALANCED
                                 FIXED INCOME    DEPOSITARY     INVESTMENT    EQUITY INDEX   PARTICIPANT
         ASSETS                     FUND          UNIT FUND        FUND           FUND           LOANS         TOTAL
                                 ------------   ------------   ------------   ------------   ------------   ------------
Cash                            $        --            535             --           5,257             --          5,792

Investments                        2,881,960        500,027      1,229,572      6,960,686             --     11,572,245

Loans to participants                    --             --             --             --         665,173        665,173
                                 ------------   ------------   ------------   ------------   ------------   ------------
              Total assets         2,881,960        500,562      1,229,572      6,965,943        665,173     12,243,210

         LIABILITIES

Reimbursements due to Plan
  sponsor                            (11,936)        --             --             --             --            (11,936)
                                 ------------   ------------   ------------   ------------   ------------   ------------

              Net assets
                available for
                Plan Benefits   $  2,870,024        500,562      1,229,572      6,965,943        665,173     12,231,274
                                 ============   ============   ============   ============   ============   ============



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information

                          Year ended December 31, 1998



                                                PARTNERSHIP      BALANCED
                                 FIXED INCOME    DEPOSITARY     INVESTMENT    EQUITY INDEX   PARTICIPANT
                                    FUND          UNIT FUND        FUND           FUND           LOANS         TOTAL
                                 ------------   ------------   ------------   ------------   ------------   ------------
Dividend and interest income    $    210,378            --             113            354            --         210,845
Realized gains                           --             --          25,927        123,196         49,524        198,647
Unrealized gain (loss)                19,141        (95,088)       281,748      1,827,180            --       2,032,981
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                     229,519        (95,088)       307,788      1,950,730         49,524      2,442,473
                                 ------------   ------------   ------------   ------------   ------------   ------------
Contributions:
  From participants                  100,366         50,448         86,516        393,649            --         630,979
  From the Company                    55,153         21,336         38,214        185,247            --         299,950
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                     155,519         71,784        124,730        578,896            --         930,929
                                 ------------   ------------   ------------   ------------   ------------   ------------
Interfund transfers                  259,965        159,291        156,012       (625,102)        49,834            --

Participant withdrawals             (513,755)          (572)      (243,360)      (228,082)        --           (985,769)
                                 ------------   ------------   ------------   ------------   ------------   ------------
               Increase
                  in net assets      131,248        135,415        345,170      1,676,442         99,358      2,387,633

Net assets available for Plan
  benefits:
    Beginning of year              2,870,024        500,562      1,229,572      6,965,943        665,173     12,231,274
                                 ------------   ------------   ------------   ------------   ------------   ------------

    End of year                 $  3,001,272        635,977      1,574,742      8,642,385        764,531     14,618,907
                                 ============   ============   ============   ============   ============   ============



See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

 Statement of Changes in Net Assets Available for Plan Benefits with Fund Information

                          Year ended December 31, 1997



                                                PARTNERSHIP      BALANCED
                                 FIXED INCOME    DEPOSITARY     INVESTMENT    EQUITY INDEX   PARTICIPANT
                                    FUND          UNIT FUND        FUND           FUND           LOANS         TOTAL
                                 ------------   ------------   ------------   ------------   ------------   ------------
Dividend and interest income    $    176,802          3,310          1,145            428         46,190        227,875
Realized gains                           --             --          23,177         66,234            --          89,411
Unrealized gains                         883        199,160        211,959      1,541,042            --       1,953,044
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                     177,685        202,470        236,281      1,607,704         46,190      2,270,330
                                 ------------   ------------   ------------   ------------   ------------   ------------
Contributions:
  From participants                  146,787         36,354        275,973        151,492            --         610,606
  From the Company                    73,525         13,534         29,972        158,569            --         275,600
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                     220,312         49,888        305,945        310,061            --         886,206
                                 ------------   ------------   ------------   ------------   ------------   ------------
Interfund transfers                 (509,803)        65,663       (315,156)       757,334          1,962             --
Participant withdrawals             (407,783)        (1,170)       (36,722)      (994,072)           --      (1,439,747)
                                 ------------   ------------   ------------   ------------   ------------   ------------
              Increase
                (decrease) in
                net assets          (519,589)       316,851        190,348      1,681,027         48,152      1,716,789

Net assets available for Plan
  benefits:
    Beginning of year              3,389,613        183,711      1,039,224      5,284,916        617,021     10,514,485
                                 ------------   ------------   ------------   ------------   ------------   ------------
    End of year                 $  2,870,024        500,562      1,229,572      6,965,943        665,173     12,231,274
                                 ============   ============   ============   ============   ============   ============


See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)  DESCRIPTION OF THE PLAN

     The Newhall Land and Farming Company Employee Savings Plan (the Plan) is a defined contribution plan under the Internal Revenue Code of 1986 (the
     Code) Section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan permits eligible employees of The Newhall Land and Farming Company and subsidiaries (the Company) to contribute up to $10,000 in 1998 and $9,500 in 1997. Employee contributions reduce an employee's currently taxable compensation and, therefore, are not subject to income taxes until the amounts are withdrawn from the Plan. An employee must complete one year of service as defined in the plan and reach age 19 to become eligible to participate.

     For employee contributions of up to 6% of compensation, the Company may contribute an amount ranging from 25% to 75% of the employee's contribution depending upon the employee's length of service with the Company. Company contributions may be suspended if it is deemed appropriate by the Company's Board of Directors.

     Participants select the investment funds in which their contributions are to be invested from the four available funds of the Plan. The investment funds are the Fixed Income Fund, the Equity Index Fund, the Partnership Depositary Unit Fund and the Balanced Investment Fund. Company contributions, when made, are invested proportionately in the same funds as the employee contributions.

     Participants are fully vested in the Plan upon enrollment; accordingly, there are no forfeitures resulting from participant withdrawals.

     Normal distributions are made in full upon (1) retirement, (2) total and permanent disability, (3) death or (4) termination of employment. Participants showing hardship may withdraw part or all of their contributions and accumulated earnings or losses, limited to earnings and losses incurred prior to January 1, 1990, at the end of a calendar quarter. An employee who withdraws any amount of his or her contributions is not permitted to resume participation for twelve months. Employer contributions and the related accumulated earnings may be withdrawn only upon one of the four above-listed occurrences. Distributions and withdrawals are made in cash.

     The Plan permits loans to Plan participants, secured by the borrowing participant's interest in the Plan, on such nondiscriminatory terms and conditions as the Plan's administrative committee shall determine, provided, however, that such loans comply with applicable requirements of ERISA and the Code (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code). The loans are treated as earmarked investments of the participants with interest repayments credited proportionately to the investment funds originally liquidated to provide the principal.

     Contributions by employees are voluntary and are determined as a specified percentage of base compensation, overtime and incentive compensation excluding that portion of compensation imputed for tax purposes as a result of fringe benefits and other similar forms of compensation.

     The Plan permits eligible rollover contributions from other qualified plans.


                                 6                                   (Continued)

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


     In the event of Plan termination, all payments will be made as soon as practicable from the assets of the Plan based on the amount in each participant's individual and employer contribution accounts.

     Newhall Management Corporation is the sole trustee for the Plan.

     Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

       (a)    BASIS OF ACCOUNTING

              The financial statements for the Plan are prepared on an accrual basis, primarily from data submitted to the Plan administrator by the companies that function as investment managers: Connecticut General Life Insurance Company (CIGNA), Newhall Depositary Company and Wells Fargo Bank.

       (b)    INVESTMENTS

              All investment income is allocated to individual participant accounts. The Fixed Income Fund, held by CIGNA, represents a deposit with an insurance company and is stated at contract value, which represents contributions and income earned, less distributions and expenses charged. The Partnership Depositary Unit Fund is invested in partnership units in the Company. The Equity Index Fund, held by Wells Fargo Bank, is a collective trust invested primarily in the common stocks that comprise the Standard & Poor's 500 Index. The Balanced Investment Fund, held by Wells Fargo Bank, is a collective trust invested primarily in common stocks that comprise the Standard & Poor's 500 Index and in U.S. Treasury Bonds. The Plan shares in the investment gains and losses of the securities underlying the Equity Index Fund, the Partnership Depositary Unit Fund and the Balanced Investment Fund, which are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

              Loans to participants are stated at cost, which approximates fair value.

       (c)    PLAN EXPENSES

              Expenses incurred in the administration of the Plan are borne by the Company.

       (d)    MANAGEMENT ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of net assets and changes therein and the amount of any contingent assets or liabilities disclosed in the financial statements. Actual results could differ from estimates made.


                                        7                            (Continued)

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(3)  INCOME TAXES

     The Company received a favorable determination letter from the Internal Revenue Service in September 1995 which stated that the Plan, as then designed, including certain proposed amendments, is in compliance with applicable requirements of the Internal Revenue Code. The proposed amendments were adopted by the Plan subsequent to receipt of the determination letter.

(4)  COMMITMENTS

     Included in net assets available for Plan benefits in the accompanying financial statements as of December 31, 1998 and 1997 are amounts totaling $67,109 and $26,404, respectively, allocated to accounts of persons who have requested withdrawal of their accounts from the Plan.

(5)  INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS

     The fair value of individual investments representing 5% or more of the Plan's net assets as of December 31, 1998 and 1997 is:

                                            1998           1997
                                        ------------   ------------

Wells Fargo Bank Equity Index Fund     $  8,637,533      6,958,572
CIGNA Fixed Income Fund                   3,001,272      2,847,952
Wells Fargo Balanced Investment Fund      1,574,742      1,229,380
                                        ============   ============



                                        8                            (Continued)

                                                                      SCHEDULE 1
                          THE NEWHALL LAND AND FARMING
                              EMPLOYEE SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



       IDENTITY OF
    ISSUER, BORROWER,
 LESSOR OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT              COST       CURRENT VALUE
----------------------------    --------------------------------------   -------------   -------------
Wells Fargo Money Market *      Money market shares, $1 par              $     4,852           4,852

Connecticut General Life
     Insurance Company
     (CIGNA) *                  Fixed Income Fund                           3,001,272      3,001,272

The Newhall Land and
     Farming Company*           Partnership Units                             508,123        635,977

Wells Fargo Bank                Equity Index Fund                           6,823,986      8,637,533

Wells Fargo Bank                Balanced Investment Fund                    1,292,799      1,574,742

Loans to Plan participants      Notes secured by vested interest
                                  (77 total loans with interest rates
                                  ranging from 6.88 % to 8.64 %)                  --         764,531
                                                                         -------------   -------------

                                                                          $11,631,032     14,618,907
                                                                         =============   =============


*    Party in interest.

See accompanying notes to financial statements.

                                                                      SCHEDULE 2

                          THE NEWHALL LAND AND FARMING
                              EMPLOYEE SAVINGS PLAN

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998



                                                                       CURRENT
                                                                   VALUE OF ASSET
                                          TOTAL                          ON                                   EXPENSES
IDENTITY OF           DESCRIPTION       NUMBER OF      PURCHASE     TRANSACTION        SALES      COST OF   INCURRED WITH   NET GAIN
PARTY INVOLVED         OF ASSETS       TRANSACTIONS     PRICE           DATE           PRICE       ASSET     TRANSACTION     (LOSS)
----------------   -----------------   ------------   ----------   --------------   ---------   ---------   -------------   --------
Wells Fargo Bank   Equity Index Fund       33         $1,073,128     1,073,128            --    1,073,128           --           --

Wells Fargo Bank   Equity Index Fund       22               --       1,210,505      1,333,333     681,546           --       651,787

Wells Fargo Bank   Money Market Fund       14               --         369,053        369,053     369,053           --           --

Wells Fargo Bank   Money Market Fund       29            362,410       362,410            --      362,410           --           --
                                       ============   ==========   ==============   =========   =========   =============   ========



See accompanying independent auditors' report.

                      THE NEWHALL LAND AND FARMING COMPANY


                                INDEX TO EXHIBITS

        Exhibit
         Number       Description
        --------      -----------

          23          Independent Auditors' Consent